Exhibit 99.1

JDS1, LLC

2200 Fletcher Avenue, Suite 501

Fort Lee, New Jersey 07024

July 22, 2019

Catalyst Biosciences, Inc.

611 Gateway Boulevard, Suite 710

South San Francisco, California 94080

Attn: Board of Directors

c/o Corporate Secretary

Dear Board Members:

JDS1, LLC, CCUR Holdings, Inc., David Oros and certain of our affiliates (collectively “We”) are long-term investors of Catalyst Biosciences, Inc. (“CBIO” or, the “Company”), owning approximately 7% of the outstanding shares of the Company’s common stock, making us one of CBIO’s largest current shareholders.

We believe that CBIO has strong potential for success as a clinical-stage biopharmaceutical company developing medicines to address hematology indications using new and improved therapies. We are especially encouraged by CBIO’s recent announcement that it met the primary endpoint of reduction in the annualized bleeding rate in the Phase 2 open-label trial of MarzAA in patients with hemophilia A or B with inhibitors. Notwithstanding this milestone achievement, CBIO’s share price has not appreciated commensurate with our expectations, and we are concerned by the precipitous value destruction and prolonged share price underperformance relative to the S&P 500 and Dow Jones Industrial Average under the ineffective oversight of the Company’s board of directors (the “Board”). Despite what appear to be promising clinical trial data, in our view, the Company’s shares are currently trading at a significant discount, and the Board should consider taking immediate and substantial steps to restore investor confidence and maximize shareholder value. This includes evaluating all available opportunities to unlock value, such as by adding shareholder representation on the Board, adopting best practices for good corporate governance and retaining an investment bank as an independent adviser to evaluate potential strategic alternatives.

Boardroom Representation

It is imperative for the Board to have adequate shareholder representation to ensure that it pursues the best path forward for the Company and holds management accountable to drive strong financial results. The Board has a responsibility to set the Company’s strategy, oversee the management team operating the business, and monetize the valuable assets of the Company. Only through a concerted focus on improved strategic oversight do we believe the Company will be able to escape the status quo that threatens long-term value creation and growth. With an average director tenure of six years, we consider the Board to be in dire need of refreshment.

We believe the Board can take the first step toward restoring credibility with investors by working cooperatively with us, one of the Company’s largest shareholders, to voluntarily add two highly-qualified shareholder representatives to the Board in place of the legacy, long-tenured directors who were appointed to the Board in connection with the Company’s August 2015 reverse merger with Targacept, Inc. This would demonstrate the Board’s alignment with the interests of shareholders, and would add fresh perspectives, relevant skillsets and meaningful experience to boardroom discussions.

Governance Changes Urgently Needed

In addition to carefully examining the failures leading to CBIO’s poor stock performance, we believe corporate governance changes are long overdue and urgently needed. We question the need for a classified Board in which the directors serve staggered, three-year terms, at a time when shareholders need to be able to timely and decisively voice their disapproval with the Board’s complacency.

Moreover, as noted by Institutional Shareholder Services (“ISS”) in its overall governance assessment of the Company, CBIO received a QualityScore of “5” in Board Structure and “8” in Shareholder Rights, on a scale where “1” indicates lower risk and “10” indicates higher risk. ISS highlighted a lack of diversity in the Board, a plurality voting standard for electing directors without a director resignation policy and a supermajority voting requirement to amend the Company’s governing documents. We do not believe such practices reflect good governance, and we urge the Board to make the necessary changes to resolve these troubling concerns.

To illustrate another example of the Board’s apparent disconnection from shareholders, we note the relatively small percentage of shares of CBIO common stock owned by members of the Board. How can investors be assured that a shareholder-focused mindset is truly present in the boardroom when the percentage of total outstanding shares of CBIO common stock held by each director is well below 1%?1

Conclusion

We continue to believe in CBIO’s ability to realize strong financial performance and achieve enhanced value for all shareholders, and we would prefer to work together to address the critical need for effective and experienced shareholder representation on the Board. We would look forward to engaging in constructive and cooperative discussions with the Board on how best to unlock value and lead the Company forward.

Sincerely,

/s/ Julian Singer

Julian Singer
Managing Member

1 This excludes stock options which are vested and exercisable within 60 days, as disclosed in CBIO’s 2019 proxy statement.